# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPERO THERAPEUTICS, INC., CIK 0001701108
CUSIP: 84833T103
Title of class of securities: Common Stock, Par Value $0.001
Address of issuer's principal executive offices: 675 MASSACHUSETTS AVENUE, 14TH FLOOR, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0001387131-23-000462
Filed by CIK 0001131399
Persons authorized to receive notices and communications: Victoria A. Whyte, 79 New Oxford Street, London, United Kingdom (X0), WC1A 1DG, 44 (0)20 8047 5000

## Reporting persons
- GSK PLC (CIK 0001131399): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 9,190,606; shared voting power 0; sole dispositive power 9,190,606; shared dispositive power 0; aggregate amount beneficially owned 9,190,606 (16.4% of the class)
  Comment: (1) Common Stock (as defined below) are held of record by GSK Equity Investments, Limited, formerly S.R. One, Limited, and Glaxo Group Limited, each of which is an indirect, wholly-owned subsidiary of GSK plc ("GSK").
  (2) The percentage herein is based on 55,900,641 shares of the Issuer's Common Stock outstanding as of March 21, 2025, as reported in the Issuer's Form 10-K furnished with the Securities and Exchange Commission (the "SEC") on March 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001
Name of issuer: SPERO THERAPEUTICS, INC.
Address of issuer's principal executive offices: 675 MASSACHUSETTS AVENUE, 14TH FLOOR, Cambridge, Massachusetts (MA), 02139
Comment: This Amendment No. 9 to Schedule 13D (this "Statement") amends and supplements the statement on Schedule 13D originally filed on November 16, 2017 and amended on July 17, 2018, September 19, 2018, February 14, 2020, June 4, 2020, December 7, 2020, September 16, 2021, November 14, 2022 and January 20, 2023 (the "Schedule 13D") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Spero Therapeutics, Inc., a Delaware corporation (the "Issuer"). The Reporting Person is filing this amendment to disclose its new percentage beneficial ownership in the Issuer, which has been decreased as a result of an increase in the outstanding shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 675 Massachusetts Avenue, 14th Floor, Cambridge, Massachusetts 02139.

## Item 2. Identity and Background
Name of person filing:
The response set forth in Item 2 of Schedule 13D is hereby amended in its entirety and replaced with the following:
This Statement is being filed on behalf of GSK, a public limited company incorporated under the laws of England and Wales. GSK and its subsidiaries constitute a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together.
Residence or business address: GSK's principal offices located at 79 New Oxford Street, London, WC1A 1DG, United Kingdom.
Present principal occupation or employment: Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GSK. The Common Stock are held directly by GSK Equity Investments, Limited, and Glaxo Group Limited, each of which is an indirect, wholly-owned subsidiary of GSK plc.
Criminal convictions in the last five years: During the last five years prior to the date hereof, neither GSK nor, to the best knowledge of GSK, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:
(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule 1 - Item 2(c)

## Signatures
- GSK PLC: /s/ Victoria A. Whyte, Victoria A. Whyte / Authorized Signatory (03/28/2025)